Peter Byrne T: +1 212 479 6778 pbyrne@cooley.com	Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Babette Cooper

Re:	Arrowroot Acquisition Corp. Form 8-K filed August 17, 2023 File No. 001-40129

Dear Ms. Cooper:

On behalf of our client, Arrowroot Acquisition Corp. (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comment issued by the Staff by letter dated August 18, 2023 (the “Comment Letter”) regarding the Company’s Current Report on Form 8-K, filed August 17, 2023 (the “Form 8-K”). The text of the Staff’s comment has been included in this letter in italics for your convenience, and we have numbered the paragraph below to correspond to the numbering of the Comment Letter.

Form 8-K filed August 17, 2023

Item 4.02 Non-Reliance on Previously Issued Financial Statements

1.	Please revise your disclosure to include a brief description of the facts underlying the conclusion regarding the non-reliance in accordance with Item 4.02(a)(2). Your revised disclosure should describe the accounting error that you identified and its effects on your financial statements.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in Note 2 – "Restatement of Previously Issued Financial Statements” to the Unaudited Condensed Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Form 10-Q”), filed with the Commission on August 18, 2023, the Company included the information previously set forth in the Form 8-K and further disclosed:

“In connection with the preparation of the Company’s condensed consolidated financial statements as of and for the period ended June 30, 2023, management identified a presentation error made in its March 31, 2023 condensed consolidated financial statements. The Company determined that the value of the convertible promissory notes were incorrectly adjusted to fair value instead of being booked at par. As a result, there should be a reversal of the change in value of the convertible notes as previously disclosed. The Company has determined that the convertible notes require bifurcation under ASC 815-15-25-7. Management evaluated the conversion option contained within the convertible notes and determined their value to be de minimis. As a result, the Company has recorded the value of the convertible notes at par.

In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”; the Company evaluated the changes and has determined that the related impact was material to previously presented financial statements.”

Peter Byrne August 30, 2023 Page Two

Additionally, Note 2 to the Unaudited Condensed Consolidated Financial Statements in the 10-Q includes a table reflecting the impact of the restatement on the Company’s unaudited condensed consolidated financial statements.

As the Form 10-Q was filed within the requisite four business days of the determination date of August 14, 2023, and one business day following the filing of the Form 8-K, the Company respectfully submits that it has provided the missing information with respect to Item 4.02(a)(2), and that an amendment of the Form 8-K is not necessary per General Instruction B.3. to Form 8-K, and upon the filing of the Form 10-Q and the separate and prominent presentation of the disclosure in Note 2 – “Restatement of Previously Issued Financial Statements”, investors were adequately advised of the facts underlying the conclusion regarding the non-reliance on previously issued financial statements.

Please do not hesitate to contact Peter Byrne at (212) 479-6778 of Cooley LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Peter Byrne
Peter Byrne